                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                For the quarterly period ended December 31, 1998

                           TEEKAY SHIPPING CORPORATION
             (Exact name of Registrant as specified in its charter)

                       Fourth Floor, Euro Canadian Centre,
                      Marlborough Street & Navy Lion Road,
                                P.O. Box SS-6293,
                               Nassau, The Bahamas
                     (Address of principal executive office)




         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F    X      Form 40- F
                             ---------              ----------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes                  No     X
                        ---------           ----------


         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ ]

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
       REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 1998


                                      INDEX


                                                                            PAGE

PART I:  FINANCIAL INFORMATION


Item 1. Financial Statements

          Consolidated Statements of Income
               and Retained Earnings for the three and nine months
               ended December 31, 1998 and 1997................................3

          Consolidated Balance Sheets -
               December 31, 1998 and March 31, 1998............................4

          Consolidated Statements of Cash Flows
               for the nine months ended December 31, 1998
               and 1997........................................................5

          Notes to Consolidated Financial
          Statements ..........................................................6

Item 2. Management's Discussion and Analysis of
          Financial Condition and Results of Operations.......................13


PART II: OTHER INFORMATION....................................................19

SIGNATURES....................................................................20

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                              AND RETAINED EARNINGS
            (in thousands of U.S. dollars, except per share amounts)


                                                 Three Months Ended                      Nine Months Ended
                                                    December 31,                           December 31,


                                              1998                 1997               1998               1997

                                                $    (Unaudited)     $                  $    (Unaudited)   $

NET VOYAGE REVENUES
Voyage revenues                              97,268              107,084            318,910            305,063
Voyage expenses                              24,051               26,392             70,497             78,406
----------------------------------------------------------------------------------------------------------------------

Net voyage revenues                          73,217               80,692            248,413            226,657
----------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Vessel operating expenses                    20,362               17,685             62,139             54,269
Time-charter hire expense                     8,271                3,316             21,896              7,372
Depreciation and amortization                23,769               23,460             71,686             71,054
General and administrative                    6,588                5,276             17,675             14,965
----------------------------------------------------------------------------------------------------------------------

                                             58,990               49,737            173,396            147,660
----------------------------------------------------------------------------------------------------------------------

Income from vessel operations                14,227               30,955             75,017             78,997
----------------------------------------------------------------------------------------------------------------------

OTHER ITEMS
Interest expense                            (10,138)             (13,463)           (35,030)           (42,243)
Interest income                               1,340                1,870              5,008              5,762
Other income (loss) (note 7)                   (328)               9,246              5,845             12,377
----------------------------------------------------------------------------------------------------------------------

                                             (9,126)              (2,347)           (24,177)           (24,104)
----------------------------------------------------------------------------------------------------------------------

Net income before extraordinary loss          5,101               28,608             50,840             54,893
Extraordinary loss on bond redemption                                                (7,306)
(note 5)
----------------------------------------------------------------------------------------------------------------------

Net income                                    5,101               28,608             43,534             54,893
Retained earnings, beginning of the period  453,532              396,248            428,102            382,178
----------------------------------------------------------------------------------------------------------------------

                                            458,633              424,856            471,636            437,071
Dividends declared and paid                  (6,804)              (6,171)           (19,807)           (18,386)
----------------------------------------------------------------------------------------------------------------------

Retained earnings, end of the period        451,829              418,685            451,829            418,685
----------------------------------------------------------------------------------------------------------------------

Basic Earnings per Common Share (note 6):
   Net income before extraordinary loss       $0.16                $0.99              $1.65              $1.92
   Net income                                 $0.16                $0.99              $1.41              $1.92

Diluted Earnings per Common Share (note
6):
   Net income before extraordinary loss       $0.16                $0.99              $1.65              $1.90
   Net income                                 $0.16                $0.99              $1.41              $1.90
----------------------------------------------------------------------------------------------------------------------

  The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)

                                                                        As at               As at
                                                                    December 31,          March 31,
                                                                        1998                 1998
                                                                        ----                 ----
                                                                          $                   $
                                                                          -                   -
                                                                     (Unaudited)

        ASSETS
        Current
        Cash and cash equivalents                                       66,133               87,953
        Marketable securities (note 2)                                  21,210               13,448
        Accounts receivable                                             22,058               24,327
        Prepaid expenses and other assets                               16,182               13,786
        ------------------------------------------------------- -- ---------------- ---- ------------- ------

        Total current assets                                           125,583              139,514
        ------------------------------------------------------- -- ---------------- ---- ------------- ------

        Marketable securities (note 2)                                   5,056               13,853

        Vessels and equipment (notes 5 and 8)
        At cost, less accumulated depreciation of $535,920
            (March 31, 1998 - $500,779)                              1,224,272            1,297,883
        Advances on newbuilding contracts                               51,497
        ------------------------------------------------------- -- ---------------- ---- ------------- ------

        Total vessels and equipment                                  1,275,769            1,297,883
        ------------------------------------------------------- -- ---------------- ---- ------------- ------

        Other assets                                                     6,181                8,933
        ------------------------------------------------------- -- ---------------- ---- ------------- ------

                                                                     1,412,589            1,460,183
        ------------------------------------------------------- -- ---------------- ---- ------------- ------

        LIABILITIES AND STOCKHOLDERS' EQUITY
        Current
        Accounts payable                                                13,702               16,164
        Accrued liabilities                                             24,262               29,195
        Current portion of long-term debt (note 5)                      30,026               52,932
        ------------------------------------------------------- -- ---------------- ---- ------------- ------

        Total current liabilities                                       67,990               98,291
        ------------------------------------------------------- -- ---------------- ---- ------------- ------

        Long-term debt (note 5)                                        562,267              672,437
        ------------------------------------------------------- -- ---------------- ---- ------------- ------

        Total liabilities                                              630,257              770,728
        ------------------------------------------------------- -- ---------------- ---- ------------- ------

        Stockholders' equity
        Capital stock (note 6)                                         330,503              261,353
        Retained earnings                                              451,829              428,102
        ------------------------------------------------------- -- ---------------- ---- ------------- ------

        Total stockholders' equity                                     782,332              689,455
        ------------------------------------------------------- -- ---------------- ---- ------------- ------

                                                                     1,412,589            1,460,183
        ------------------------------------------------------- -- ---------------- ---- ------------- ------

       Commitments and contingencies (notes 5 and 8).

       The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)


                                                                      Nine Months Ended December 31,
                                                                       1998                    1997
                                                                       ----                    ----
                                                                         $                       $



                                                                   (Unaudited)

Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                                            43,534                  54,893
Add (deduct) charges to operations not requiring
  a payment of cash and cash equivalents:
    Depreciation and amortization                                     71,686                  71,054
    Gain on disposition of assets                                     (7,117)                (14,430)
   Loss on bond redemption                                             7,306                   2,039
    Other - net                                                          869                   1,133
Change in non-cash working capital items related to
  operating activities                                                 1,310                  12,239
------------------------------------------------------ ----------- ------------ ---------- ------------- ---

Net cash flow from operating activities                              117,588                 126,928
------------------------------------------------------ ----------- ------------ ---------- ------------- ---

FINANCING ACTIVITIES
Proceeds from long-term debt                                         155,000                  79,600
Scheduled repayments of long-term debt                               (54,358)                (32,724)
Prepayments of long-term debt                                       (238,679)                 (43,778)
Net proceeds from issuance of Common Stock                            68,767                   4,822
Cash dividends paid                                                  (19,424)                (10,167)
Other                                                                   (428)                   (257)
------------------------------------------------------ ----------- ------------- ---------- ------------ ---

Net cash flow from financing activities                              (89,122)                  (2,504)
------------------------------------------------------ ----------- ------------- ---------- ------------ ---

INVESTING ACTIVITIES
Expenditures for vessels and equipment                               (65,177)                (123,702)
Expenditures for drydocking                                           (9,544)                 (14,737)
Net cash flow from investment                                                                   6,335
Proceeds from disposition of assets                                   23,435                   33,901
Proceeds on sale of available-for-sale securities                      1,000                    9,818
Purchases of available-for-sale securities                                                    (37,155)
Other                                                                                            (274)
------------------------------------------------------ ----------- ------------- ---------- ------------ ---

Net cash flow from investing activities                              (50,286)                (125,814)
------------------------------------------------------ ----------- ------------- ---------- ------------ ---

(Decrease) increase in cash and cash equivalents                     (21,820)                  (1,390)
Cash and cash equivalents, beginning of the period                    87,953                  117,523
------------------------------------------------------ ----------- ------------ ----------- ------------ ---

Cash and cash equivalents, end of the period                          66,133                  116,133
------------------------------------------------------ ----------- ------------ ----------- ------------ ---

  The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars)
          (Information as at December 31, 1998, and for the Three-Month
       and Nine Month Periods Ended December 31, 1998 and 1997 is unaudited)

  1.      Basis of Presentation

         The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the fiscal year ended March 31, 1998. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three-month and nine-month periods ended December 31, 1998 are not necessarily indicative of those for a full fiscal year.

  2.      Marketable Securities

         The Company's investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities, if material, are reported as a separate component of stockholders' equity. The Company classifies all marketable securities with a maturity date of twelve months or less under current assets.

  3.      Cash Flows

         Cash interest paid during the nine-month periods ended December 31, 1998 and 1997 totaled approximately $34,559,000 and $33,782,000, respectively.

  4.      Income Taxes

         The legal jurisdictions of the countries in which the Company and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities.

  5.     Long-Term Debt

                                                                        December 31,           March 31,
                                                                            1998                  1998
                                                                              $                    $
 -- ------------------------------------------------------- --- ---------------- ----- ------------- ----
           Revolving Credit Facility                                       119,000              129,000
           First Preferred Ship Mortgage Notes (8.32%)
             U.S. dollar debt due through 2008                             225,000              225,000
           First Preferred Ship Mortgage Notes (9 5/8%)
             U.S. dollar debt due through 2003                                                  123,718
           Floating rate (LIBOR + 0.50% to 1%)
             U.S. dollar debt due through 2009                             248,293              247,651
        -- ------------------------------------------------------- --- ---------------- ----- ------------- ----
                                                                           592,293              725,369
           Less current portion of long-term debt                           30,026               52,932
        -- ------------------------------------------------------- --- ---------------- ----- ------------- ----
                                                                           562,267              672,437
        -- ------------------------------------------------------- --- ---------------- ----- ------------- ----

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars)
          (Information as at December 31, 1998, and for the Three-Month
       and Nine-Month Periods Ended December 31, 1998 and 1997 is unaudited)

   5.    Long-Term Debt (cont'd)

         In August 1998, the Company redeemed the remaining $98.7 million of the 9 5/8% First Preferred Ship Mortgage Notes ("the 9 5/8% Notes") which resulted in an extraordinary loss of $7.3 million, or 24 cents per share for the nine months ended December 31, 1998. The redemption of the 9 5/8% Notes was financed by a public offering of Common Stock in June 1998 (see Note 6 - Capital Stock) and existing cash balances.

         The Company has a long-term Revolving Credit Facility (the "Revolver") available which, as at December 31, 1998, provided for borrowings of up to $190.0 million. Interest payments are based on LIBOR plus a margin depending on the financial leverage of the Company; at December 31, 1998, the margin was + 0.50%. The Revolver is collaterized by first priority mortgages granted on eight of the Company's Aframax tankers, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Revolver.

         The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collateralized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at December 31, 1998, the fair value of these net assets approximated $198.4 million.

         Condensed financial information regarding the Company, the 8.32% Notes Guarantor Subsidiaries and non-guarantor subsidiaries of the Company is set out in Schedule A of these consolidated financial statements.

6.       Capital Stock

            Authorized
              25,000,000     Preferred Stock with a par value of $1 per share
            125,000,000      Common Stock with no par value

          ------------------ ----------------------------------------------------- -- ----------- - -------------
                                                        Common         Thousands      Preferred      Thousands
                                                         Stock         of shares        Stock        of shares
          Issued and outstanding                           $                              $
          ----------------------------------------- -- ----------- -- ------------ -- ----------- - -------------
          Balance March 31, 1998                          261,353          28,833         0              0
          June 15, 1998 Common stock offering:
             2,800,000 shares at $25.9375 per
             share of Common Stock (net of share
             issue costs)                                  68,716           2,800
          Reinvested dividends                                383              13
          Exercise of stock options                            51               2
          ----------------------------------------- -- ----------- -- ------------ -- ----------- - -------------
                                                          330,503          31,648

          Balance December 31, 1998                                                       0              0
          ----------------------------------------- -- ----------- -- ------------ -- ----------- - -------------

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars)
          (Information as at December 31, 1998, and for the Three-Month
      and Nine-Month Periods Ended December 31, 1998 and 1997 is unaudited)

6.       Capital Stock (cont'd)

         In June 1998, the Company completed a public offering of 7,000,000 shares of Common Stock, of which 2,800,000 shares were offered by the Company and 4,200,000 shares were offered by a selling shareholder. The Company used its net proceeds from the offering of approximately $68.8 million, together with other funds, to redeem the outstanding 9 5/8% Notes. (See Note 5 - Long Term Debt).

         In September 1998, the Company's shareholders approved an amendment to the Company's 1995 Stock Option Plan (the "Plan") to increase the number of shares of Common Stock reserved and available for future grants of options under the Plan by an additional 1,800,000 shares. As of December 31, 1998 the Company had 3,641,750 shares of Common Stock reserved for issuance upon exercise of options granted pursuant to the Plan. As of December 31, 1998, options to purchase a total of 1,728,866 shares of the Company's Common Stock were outstanding of which 731,460 options were then exercisable at prices ranging from $21.50 to $33.50 per share. The options will expire between July 19, 2005 and June 13, 2008, ten years after the date of the grant.

         The Company's basic earnings per share is based upon the following weighted average number of shares of Common Stock outstanding:
         31,647,819 shares and 30,871,957 shares for the three and nine months ended December 31, 1998, respectively; and 28,768,227 shares and 28,600,028 shares for the three and nine months ended December 31, 1997, respectively. Diluted earnings per share is based upon the following weighted average number of shares of Common Stock outstanding: 31,647,819 shares and 30,882,582 shares for the three and nine months ended December 31, 1998, respectively; and 29,017,095 shares and 28,820,693 shares for the three and nine months ended December 31, 1997, respectively.

   7.     Other Income (Loss)

                                                            Three Months                          Nine Months
                                                         Ended December 31,                    Ended December 31,
                                                         1998          1997                    1998          1997
                                                          $              $                      $              $
          --------------------------------------- --- ----------- -- ---------- -- -------- ----------- -- ---------- ---
          Gain on disposition of assets                                10,516                   7,117        14,430
          Loss on repurchase of 9 5/8% Notes                           (1,278)                               (2,039)
          Miscellaneous - net                             (328)             8                  (1,272)          (14)
          --------------------------------------- --- ----------- -- ---------- -- -------- ----------- -- ---------- ---

                                                          (328)         9,246                   5,845        12,377
          --------------------------------------- --- ----------- -- ---------- -- -------- ----------- -- ---------- ---


   8.     Commitments and Contingencies

         As at December 31, 1998, the Company was committed to the construction of two newbuilding Aframax vessels for an aggregate contact price of approximately $71.2 million, scheduled for delivery in July and September of 1999. As at December 31, 1998, there had been payments made towards this commitment of approximately $51.4 million.

             TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES SCHEDULE A

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)
                                                    (Unaudited)



                                                   Three Months Ended December 31, 1998
                                     ---------------------------------------------------------------------

                                        Teekay     8.32% Notes                                 Teekay
                                       Shipping     Guarantor   Non-Guarantor               Shipping Corp.
                                        Corp.      Subsidiaries Subsidiaries  Eliminations  & Subsidiaries
                                          $             $           $            $              $
                            ---------------------------------------------------------------------

Net voyage revenues                                     9,398      105,435     (41,616)       73,217
Operating expenses                           121        9,361       91,124     (41,616)       58,990
                                     ---------------------------------------------------------------------
    Income (loss) from vessel               (121)          37       14,311                    14,227
operations
Net interest income (expense)             (4,823)          38       (4,013)                   (8,798)
Equity in net income of subsidiaries       9,818                                (9,818)
Other income (loss)                          227                     5,753      (6,308)         (328)
                                     ---------------------------------------------------------------------
                                     ---------------------------------------------------------------------
Net income                                 5,101           75       16,051     (16,126)        5,101
Retained earnings (deficit),             453,532      (33,793)     330,266    (296,473)      453,532
beginning of the period
Dividends declared and paid               (6,804)                                             (6,804)
                                     ---------------------------------------------------------------------
Retained earnings (deficit), end of      451,829      (33,718)     346,317    (312,599)      451,829
the period
                                     =====================================================================






                                                    Three Months Ended December 31, 1997
                                     ---------------------------------------------------------------------
                                        Teekay     8.32% Notes                                  Teekay
                                       Shipping     Guarantor   Non-Guarantor               Shipping Corp.
                                        Corp.      Subsidiaries Subsidiaries  Eliminations  & Subsidiaries
                                          $             $            $             $              $
                                     --------------------------------------------------- -----------------

Net voyage revenues                                      9,110      129,307     (57,725)        80,692
Operating expenses                            139        8,769       98,554     (57,725)        49,737
                                     ---------------------------------------------------------------------
    Income (loss) from vessel                (139)         341       30,753                     30,955
operations
Net interest income (expense)              (8,299)         117       (3,411)                   (11,593)
Equity in net income of subsidiaries       38,304                               (38,304)
Other income (loss)                        (1,258)                   13,839      (3,335)         9,246
                                     ---------------------------------------------------------------------
Net income                                 28,608          458       41,181     (41,639)        28,608
Retained earnings (deficit),              396,248      (26,168)     196,388    (170,220)       396,248
beginning of the period
Dividends declared and paid                (6,171)                                              (6,171)
                                     ---------------------------------------------------------------------
Retained earnings (deficit), end of       418,685      (25,710)     237,569    (211,859)       418,685
the period
                                     =====================================================================


  (See Note 5)

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES        SCHEDULE A

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)
                                                    (Unaudited)



                                                    Nine Months Ended December 31, 1998
                                     ---------------------------------------------------------------------
                                        Teekay     8.32% Notes                                  Teekay
                                       Shipping     Guarantor   Non-Guarantor               Shipping Corp.
                                        Corp.      Subsidiaries Subsidiaries  Eliminations  & Subsidiaries
                                          $             $            $             $              $
                                     ---------------------------------------------------------------------

Net voyage revenues                                    28,220      356,059     (135,866)      248,413
Operating expenses                           230       27,733      281,299     (135,866)      173,396
                                     ---------------------------------------------------------------------
    Income (loss) from vessel               (230)         487       74,760                     75,017
operations
Net interest income (expense)            (18,107)         119      (12,034)                   (30,022)
Equity in net income of subsidiaries      68,950                                (68,950)
Other income                                 227                    24,680      (19,062)        5,845
                                     ---------------------------------------------------------------------
Net income before extraordinary loss      50,840          606       87,406      (88,012)       50,840
Extraordinary loss on bond redemption     (7,306)                                              (7,306)
                                     ---------------------------------------------------------------------
                                     ---------------------------------------------------------------------
Net income                                43,534          606       87,406      (88,012)       43,534
Retained earnings (deficit),             428,102      (34,324)     258,911     (224,587)      428,102
beginning of the period
Dividends declared and paid              (19,807)                                             (19,807)
                                     ---------------------------------------------------------------------
Retained earnings (deficit), end of      451,829      (33,718)     346,317     (312,599)      451,829
the period
                                     =====================================================================









                                                   Nine Months Ended December 31, 1997
                                     --------------------------------------------------------------------
                                        Teekay     8.32% Notes                                  Teekay
                                       Shipping     Guarantor   Non-Guarantor               Shipping Corp.
                                        Corp.      Subsidiaries Subsidiaries  Eliminations  & Subsidiaries
                                          $             $            $             $              $
                                     --------------------------------------------------------------------

Net voyage revenues                                    27,518        375,480   (176,341)       226,657
Operating expenses                           262       26,051        297,688   (176,341)       147,660
                                     --------------------------------------------------------------------
    Income (loss) from vessel               (262)       1,467         77,792                    78,997
operations
Net interest income (expense)            (25,500)         292        (11,273)                  (36,481)
Equity in net income of subsidiaries      82,578                                (82,533)            45
Other income (loss)                       (1,923)                     24,269    (10,014)        12,332
                                     --------------------------------------------------------------------
Net income                                54,893        1,759         90,788    (92,547)        54,893
Retained earnings (deficit),             382,178      (18,124)       155,181   (137,057)       382,178
beginning of the period
Dividends declared and paid              (18,386)      (9,345)        (8,400)    17,745        (18,386)
                                     --------------------------------------------------------------------
Retained earnings (deficit), end of      418,685      (25,710)       237,569   (211,859)       418,685
the period
                                     ====================================================================



  (See Note 5)

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES        SCHEDULE A

                            CONDENSED BALANCE SHEETS
                         (in thousands of U.S. dollars)
                                   (Unaudited)


                                                                     As at December 31, 1998
                                                 ----------------------------------------------------------------------
                                                    Teekay     8.32% Notes                                    Teekay
                                                   Shipping     Guarantor     Non-Guarantor               Shipping Corp.
                                                    Corp.      Subsidiaries   Subsidiaries  Eliminations  & Subsidiaries
                                                       $             $              $             $              $
                                                 ----------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                   3       27,345        38,785                      66,133
Other current assets                                       27          507       154,463     (95,547)         59,450
                                                 ----------------------------------------------------------------------
      Total current assets                                 30       27,852       193,248     (95,547)        125,583
Vessels and equipment (net)                                        311,962       963,807                   1,275,769
Advances due from subsidiaries                        229,727                               (229,727)
Other assets (principally marketable securities
and investments in subsidiaries)                     785,443                     11,242    (785,448)         11,237

                                                 ======================================================================
                                                    1,015,200      339,814     1,168,297  (1,110,722)      1,412,589
                                                 ======================================================================
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities                                     7,868        1,135       154,981     (95,994)         67,990
Long-term debt                                        225,000                    337,267                     562,267
Due to affiliates                                                    3,067       187,023    (190,090)
                                                 ----------------------------------------------------------------------
    Total liabilities                                 232,868        4,202       679,271    (286,084)        630,257
                                                 ----------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Capital Stock                                         330,503           23         5,943      (5,966)        330,503
Contributed capital                                                369,307       136,766    (506,073)
Retained earnings (deficit)                           451,829      (33,718)      346,317    (312,599)        451,829
                                                 ----------------------------------------------------------------------
    Total stockholders' equity                        782,232      335,612       489,026    (824,638)        782,332
                                                 ----------------------------------------------------------------------
                                                    1,015,200      339,814     1,168,297  (1,110,722)      1,412,589
                                                 ======================================================================


                                                                        As at March 31, 1998
                                                 ------------------------------------------------------------------------
                                                    Teekay      8.32% Notes                                    Teekay
                                                   Shipping      Guarantor     Non-Guarantor               Shipping Corp.
                                                     Corp.      Subsidiaries   Subsidiaries  Eliminations  & Subsidiaries
                                                       $             $              $             $              $
                                                 ------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                              22         10,687            77,244                      87,953
Other current assets                                   13            722           165,716     (114,890)        51,561
                                                  -----------------------------------------------------------------------
    Total current assets                               35         11,409           242,960     (114,890)       139,514
Vessels and equipment (net)                                      327,460           970,423                   1,297,883
Advances due from subsidiaries                    324,460                                      (324,460)
Other assets (principally marketable securities
and investments in subsidiaries)                  719,369                           22,791     (719,374)        22,786

                                               ==========================================================================
                                                1,043,864        338,869         1,236,174   (1,158,724)     1,460,183
                                               ==========================================================================
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities                                 5,691          3,126           186,953      (97,479)        98,291
Long-term debt                                    348,718                          323,719                     672,437
Due to parent                                                        737           323,882     (324,619)
                                               --------------------------------------------------------------------------
   Total liabilities                                  354,409      3,863           834,554     (422,098)       770,728
                                               --------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Capital Stock                                         261,353         23             5,943       (5,966)       261,353
Contributed capital                                              369,307           136,766     (506,073)
Retained earnings (deficit)                           428,102    (34,324)          258,911     (224,587)       428,102
                                               --------------------------------------------------------------------------
   Total stockholders' equity                         689,455    335,006           401,620     (736,626)       689,455
                                               --------------------------------------------------------------------------
                                                    1,043,864    338,869         1,236,174   (1,158,724)     1,460,183
                                               ==========================================================================
-------------

(See Note 5)

            TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES SCHEDULE A

                       CONDENSED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)
                                   (Unaudited)


                                                                 Nine Months Ended December 31, 1998
                                                 ------------------------------------------------------------------------
                                                     Teekay      8.32% Notes                                    Teekay
                                                   Shipping      Guarantor     Non-Guarantor               Shipping Corp.
                                                     Corp.      Subsidiaries   Subsidiaries  Eliminations  & Subsidiaries
                                                       $             $              $             $              $
                                                 ------------------------------------------------------------------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                  -----------------------------------------------------------------------
     Net cash flow from operating activities        (15,416)      16,149         116,855                      117,588
                                                  -----------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                     155,000                      155,000
Prepayments of long-term debt                      (103,679)                    (135,000)                    (238,679)
Repayments of long-term debt                        (25,000)                     (29,358)                     (54,358)
Net proceeds from issuance of Common Stock           68,767                                                    68,767
Other                                                75,309        2,330         (97,491)                     (19,852)
                                                  -----------------------------------------------------------------------
     Net cash flow from financing activities         15,397        2,330        (106,849)                     (89,122)
                                                  -----------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                            (1,821)        (63,356)                     (65,177)
Other                                                                             14,891                       14,891
                                                  -----------------------------------------------------------------------
     Net cash flow from investing activities                      (1,821)        (48,465)                     (50,286)
                                                  -----------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents        (19)      16,658         (38,459)                     (21,820)
Cash and cash equivalents, beginning of the              22       10,687          77,244                       87,953
period
                                                  =======================================================================
Cash and cash equivalents, end of the period              3       27,345          38,785                       66,133
                                                  =======================================================================


                                                                 Nine Months Ended December 31, 1997
                                                 -----------------------------------------------------------------------
                                                    Teekay      8.32% Notes                                    Teekay
                                                   Shipping      Guarantor     Non-Guarantor               Shipping Corp.
                                                     Corp.      Subsidiaries   Subsidiaries  Eliminations  & Subsidiaries
                                                       $             $              $             $              $
                                                  ----------------------------------------------------------------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                  ----------------------------------------------------------------------
     Net cash flow from operating activities       (17,113)       17,844         126,197                      126,928
                                                  ----------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt
Prepayments of long-term debt                                                     79,600                       79,600
Repayments of long-term debt                       (26,978)                      (49,524)                     (76,502)
Net proceeds from issuance of Common Stock           4,822                                                      4,822
Other                                               21,595        (9,120)        (22,899)                     (10,424)
                                                  ----------------------------------------------------------------------
     Net cash flow from financing activities          (561)       (9,120)          7,177                       (2,504)
                                                  ----------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                            (1,681)       (136,758)                    (138,439)
Other                                               17,745                        (5,120)                      12,625
                                                  ----------------------------------------------------------------------
     Net cash flow from investing activities        17,745        (1,681)       (141,878)                    (125,814)
                                                  ----------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents        71         7,043          (8,504)                      (1,390)
Cash and cash equivalents, beginning of the             32         8,732         108,759                      117,523
period
                                                  ======================================================================
Cash and cash equivalents, end of the period           103        15,775         100,255                      116,133
                                                  ======================================================================



  (See Note 5)

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                DECEMBER 31, 1998
                         PART I - FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

General

Teekay Shipping Corporation (the "Company") is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders, and government agencies, principally in the region spanning from the Red Sea to the U.S. West Coast. The Company's fleet consists of 47 tankers, including 43 Aframax oil tankers and oil/bulk/ore carriers, (including five vessels time-chartered-in), three smaller tankers, and one Very Large Crude Carrier ("VLCC"), for a total cargo-carrying capacity of approximately 4.7 million tonnes. In addition, the Company has entered into an agreement to purchase two newbuilding Aframax tankers, which are scheduled for delivery in July and September 1999.

During the nine-month period ended December 31, 1998, approximately 58% of the Company's net voyage revenue was derived from spot voyages. The balance of the Company's revenue is generated by two other modes of employment: time charters, whereby vessels are chartered to customers for a fixed period; and by contracts of affreightment ("COAs"), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route within a specified period of time. During the nine-month period ended December 31, 1998, 13% of net voyage revenues was generated by time-charters and COAs priced on a spot market basis. In the aggregate, approximately 71% of the Company's net voyage revenue during the nine-month period ended December 31, 1998 was derived from spot voyages or time-charters and COAs priced on a spot market basis, with the remaining 29% being derived from fixed rate time-charters and COAs. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company's revenue, cash flow from operations, and net income.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. Additionally, tanker markets have historically exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable winter weather patterns which tend to disrupt vessel scheduling.

In December 1997, the Company acquired two vessels and related shore support services from an Australian affiliate of Caltex Petroleum. These two tankers, together with one of the Company's existing Aframax tankers, have been time-chartered to the Caltex affiliate in connection with the Company's provision of Caltex's oil transportation requirements formerly provided by that affiliate. The Company has converted one of its existing vessels to a floating storage and off-loading vessel, which is sharing crews with the vessels employed in the Caltex arrangement (together with the other three vessels involved in the arrangement, the "Australian Vessels"). Vessel operating expenses for the Australian Vessels are substantially higher than those for the rest of the Company's fleet, primarily as a result of higher costs associated with employing an Australian crew. The TCE rates (as defined below) for the Australian Vessels are correspondingly higher to compensate for these increased costs. During the nine month period ended December 31, 1998, the Australian Vessels earned net voyage revenues and an average TCE rate of $28.7 million and $26,295 respectively, and incurred vessel operating expenses of $11.0 million or $10,029 on a per ship per day basis. The results of the Australian Vessels are included in the Company's Consolidated Financial Statements included herein.

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time charter equivalent" (or "TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by revenue-generating ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.

Three Months Ended December 31, 1998 versus Three Months Ended December 31, 1997

The Company's net income was $5.1 million, or 16 cents per share, in the third quarter of fiscal 1999, down from $28.6 million, or 99 cents per share, in the third quarter of fiscal 1998. Net income for the third quarter of fiscal 1998 included $10.5 million, or 36 cents per share, in gains on asset sales. There were no asset sales in the current quarter. The decrease in net income is due primarily to a decline in TCE rates, partially offset by an increase in the Company's fleet size. In the third quarter of fiscal 1999, the Company earned an average TCE rate of $18,411, down 18.6% from $22,613 in the third quarter of fiscal 1998. The Company's average fleet size was 10.2% larger in the third quarter of fiscal 1999 than in the third quarter of fiscal 1998, as two older vessels were sold and five newer vessels were added to the Company's fleet (including three time-chartered-in vessels) since the end of the third quarter of fiscal 1998.

Aframax TCE rates on the Gulf-East routes declined at the beginning of the current quarter, and have remained at this lower level as a result of an increase in tanker supply in conjunction with stable oil demand. In the near-term, the Company believes that TCE rates could remain weak as a result of low tanker demand growth, relatively high world oil inventories, and an increase in the number of newbuilding tankers that are expected to be delivered over the next twelve months. As a result of the Company's dependence on the tanker spot market, any decline in Aframax TCE rates will reduce the Company's revenues and earnings.

Income from Vessel Operations

Net voyage revenues were $73.2 million in the third quarter of fiscal 1999, a decrease of 9.3% from $80.7 million in the third quarter of fiscal 1998. The decrease mainly reflects lower spot market TCE rates, partially offset by the increase in the Company's fleet size and higher TCE rates earned on the Australian Vessels.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores and lubes, and miscellaneous expenses, including communications. Vessel operating expenses increased 15.1% to $20.4 million in the third quarter of fiscal 1999 from $17.7 million in the third quarter of fiscal 1998, primarily as a result of higher crewing costs associated with the Australian Vessels.

Time-charter hire expense was $8.3 million in the third quarter of fiscal 1999, up from $3.3 million in the third quarter of fiscal 1998, as the number of vessels time-chartered-in by the Company increased to five in the third quarter of fiscal 1999, compared to two in the third quarter of fiscal 1998.

Depreciation and amortization expense increased 1.3% from $23.5 million in the third quarter of fiscal 1998 to $23.8 million in the third quarter of fiscal
1999, due to an increase in average cost of the Company's owned vessels resulting from the modernization of the fleet during the past year, partially offset by lower amortization of drydocking costs during the current period. Depreciation and amortization expense included amortization of drydocking costs of $2.2 million in the third quarter of fiscal 1999 compared to $2.8 million in the third quarter of fiscal 1998.

General and administrative expenses increased 24.9% to $6.6 million in the third quarter of fiscal 1999 from $5.3 million in the third quarter of fiscal 1998, mainly as a result of the hiring of additional personnel in connection with the expansion of the Company's operations, particularly in Australia.

Interest Expense

Interest expense decreased 24.7% to $10.1 million in the third quarter of fiscal 1999, from $13.5 million in the third quarter of fiscal 1998, reflecting a reduction in the Company's total debt and lower average interest rates. In June 1998, the Company completed a public offering of its Common Stock resulting in net proceeds to the Company of approximately $69.0 million. These net proceeds, together with other funds, were applied in August 1998 to redeem the Company's outstanding 9 5/8% Notes.

Nine Months Ended December 31, 1998 versus Nine Months Ended December 31, 1997

Net income for the first nine months of fiscal 1999 before extraordinary items was $50.8 million, or $1.65 per share, compared to a net income of $54.9 million, or $1.92 cents per share, in the first nine months of fiscal 1998. Net income after extraordinary items was $43.5 million, or $1.41 per share, for the first nine months of fiscal 1999. This included an extraordinary loss of $7.3 million, or 24 cents per share, arising from the redemption of the 9 5/8% Notes. Net income for the first nine months of fiscal 1999 included gains on asset sales of $7.1 million, or 23 cents per share, compared to $14.4 million of gains on asset sales, or 50 cents per share, for the same period one year ago. The increase in net income excluding gains on asset sales and extraordinary items is due primarily to lower interest expense and an increase in the size of the Company's fleet, partially offset by the decline in TCE rates. The Company earned an average TCE rate of $20,897 in the first nine months of fiscal 1999, a reduction of 1.4% from $21,201 in the first nine months of fiscal 1998. Since December 1997, the Company sold two older vessels and added five newer vessels to the fleet (including three time-chartered-in vessels). As a result, the Company's fleet was 9.3% larger on average in the first nine months of fiscal 1999 than during the first nine months of fiscal 1998.

Income from Vessel Operations

Net voyage revenues were $248.4 million in the first nine months of fiscal 1999, an increase of 9.6% from $226.7 million in the first nine months of fiscal 1998, mainly reflecting the increase in the Company's fleet size and higher TCE rates earned on the Australian Vessels, partially offset by lower spot TCE Rates.

Vessel operating expenses increased 14.5% to $62.1 million in the first nine months of fiscal 1999 from $54.3 million in the first nine months of fiscal 1998, mainly as a result of higher crewing costs related to the Australian Vessels.

Time-charter hire expense increased to $21.9 million in the first nine months of fiscal 1999 from $7.4 million in the first nine months of fiscal 1998, as an average of 4.3 vessels were time-chartered-in by the Company during the first nine months of fiscal 1999, compared to only 1.5 vessels during the same period last year.

Depreciation and amortization expense for the first nine months of fiscal 1999 was $71.7 million, up slightly from $71.1 million over the same period one year ago, as a result of an increase in the average cost per vessel, offset by lower amortization of drydocking costs during the current period. Depreciation and amortization expense included amortization of drydocking costs of $6.9 million in the first nine months of fiscal 1999 in comparison to $9.2 million in the first nine months of fiscal 1998.

General and administrative expenses rose 18.1% to $17.7 million in the first nine months of fiscal 1999 from $15.0 million in the first nine months of fiscal 1998, mainly as a result of the hiring of additional personnel in connection with the expansion of the Company's operations, particularly in Australia.

Interest Expense

Interest expense decreased 17.1% to $35.0 million in the first nine months of fiscal 1999 from $42.2 million in the first nine months of fiscal 1998, reflecting a reduction in the Company's total debt and lower interest rates. In August 1998, the Company applied the net proceeds from its public offering of Common Stock, together with other funds, to redeem its outstanding 9 5/8% Notes.

The following table illustrates the relationship between fleet size (measured in ship-days), TCE performance and operating results per calendar ship-day. To facilitate comparison to the prior years' results, unless otherwise indicated, the figures in the table below exclude the results from the Company's Australian
Vessels:

        -- ---------------------------------------- -- ------------------------ -- -------------------------- -
                                                         Three Months Ended            Nine Months Ended
                                                            December 31,                 December 31,
                                                         1998          1997           1998           1997
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -
           International Fleet:
           Average number of ships                            43            42            43              43

           Total calendar ship-days                        3,956         3,880        11,741          11,708
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -
           Revenue-generating ship-days (A)                3,692         3,611        11,054          10,901
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -
           Net voyage revenue before                     $64,753       $81,608      $225,115        $231,111
           commissions(B) (000's)
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -
           TCE (B/A)                                     $17,539       $22,600       $20,365         $21,201
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -
        -- ------------------------------------------------------ -- ---------- -- ----------- -- ----------- -
           Operating results per calendar ship-day:
               Net voyage revenue                        $15,981       $20,574       $18,717         $19,290
               Vessel operating expense                    4,815         4,731         4,841           4,783
               General and administrative expense          1,524         1,345         1,376           1,274
               Drydocking expense                            643           726           650             781
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -
                 Operating cash flow per calendar
                   ship-day                               $8,999       $13,772       $11,850         $12,452
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -

           Australian Vessels:
               Operating cash flow per calendar
                ship-day                                 $16,046           N/A       $14,650             N/A
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -

           Total Fleet:
               Operating cash flow per calendar
               ship-day                                   $9,557       $13,772       $12,049         $12,452
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -


LIQUIDITY AND CAPITAL RESOURCES

The Company's total liquidity, including cash, marketable securities, and undrawn long-term lines of credit, decreased to $163.4 million as at December 31, 1998 from $186.3 million as at March 31, 1998. The decrease was primarily the result of the use of cash balances to redeem the Company's 9 5/8% Notes in August 1998 and progress payments on the Company's two newbuildings, offset in part by, among other things, proceeds from the Company's public offering of Common Stock in June 1998, cash flow from operations, and proceeds from the disposition of two older vessels. The Company received net proceeds of approximately $69.0 million in the public offering, which were used, together with other funds, to redeem the outstanding balance of the 9 5/8% Notes. The redemption resulted in the release of mortgages on the six vessels which collateralized the 9 5/8% Notes, making a total of twelve unencumbered vessels in the Company's fleet as of December 31, 1998.

Net cash flow from operating activities decreased to $117.6 million in the first nine months of fiscal 1999, compared to $126.9 million in the first nine months of fiscal 1998. This reflects the decline in TCE rates during the current fiscal period, as well as, temporary changes in non-cash working capital.

The Company's scheduled debt repayments were $54.4 million during the first nine months of fiscal 1999, up from $32.7 million in the first nine months of fiscal 1998, mainly as a result of a $25 million sinking fund payment on the 9 5/8% Notes in July 1998.

Dividend payments during the first nine months of fiscal 1999 were $19.8 million, or 64 cents per share, of which $19.4 million was paid in cash and the remainder was paid in the form of shares of Common Stock issued under the Company's dividend reinvestment plan.

During the first nine months of fiscal 1999, the Company incurred capital expenditures for vessels and equipment of $65.2 million, consisting mainly of payments made towards the two newbuilding double-hull Aframax tankers scheduled for delivery in July and September of 1999 and costs related to the conversion of a tanker into a floating storage and off-loading vessel. The Company intends to pay for the remaining cost of approximately $19.8 million for the two newbuilding vessels by using existing cash balances, borrowings under the Revolver or other debt financing. Cash expenditures for drydocking were $9.5 million in the first nine months of fiscal 1999 compared to $14.7 million in the same period one year ago, reflecting a reduction in scheduled drydockings. Two older vessels were sold during the first nine months of fiscal 1999, resulting in net proceeds of $23.4 million.

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and the expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit lines, additional debt borrowings, and the issuance of additional shares of capital stock.

YEAR 2000 COMPLIANCE

The Company relies on computer systems, software, databases, third party electronic data interchange interfaces and embedded processors to operate its business. Some of these applications may be unable to appropriately interpret the calendar year 2000 and certain other dates and some level of modification or replacement of such applications will be necessary.

The Company has been actively engaged in systematically addressing the Year 2000 problem since December 1997. A Year 2000 Compliance Task Force comprised of employees from a broad cross section of the Company has been charged with the task of ensuring that the Company achieves Year 2000 compliance. The Company expects to be largely Year 2000 compliant by the summer of this year, and to achieve full Year 2000 compliance by mid-November of this year.

The Company's Year 2000 compliance project has been divided into several phases.

1. First, the Company completed a business and safety risk analysis to prioritize the efforts of the Year 2000 Task Force. Those areas of the Company's operations that posed the greatest safety risk or were the most important to the survival and continuity of the business were assigned the highest priority.

2. Second, a full inventory of all computer hardware and software applications, and all systems which utilize "embedded chips", both on the ships and in the Company's offices, has been completed. Embedded chips are used, for example, in navigation systems, communication systems, safety and detection systems, and electrical and electro-mechanical control systems on the Company's vessels.

3. Third, a comprehensive audit and test program of information technology and non-information technology systems, such as embedded chips, was developed and is being deployed to ensure seamless operation through all of the dates which have been identified as potentially problematic. These dates include August 22, 1999, September 9, 1999, January 1, 2000, and February 29, 2000. Extensive off-line testing will be conducted on vessels in drydock during the year and safe off-line testing will be conducted on the remaining fleet during the normal course of operations. We have requested, and in many cases have received, Certificates of Compliance from the manufacturers of the equipment identified in the inventory phase as possibly containing date sensitive functions. In addition, the Company has completed a "Year 2000 Readiness Survey" with its top customers, lenders, suppliers and other organizations with which it conducts business. This survey has confirmed that our key business partners are aware of the Year 2000 issue and are actively working toward Year 2000 compliance. This "investigation phase" is virtually complete at this time.

4. Fourth, the Company is currently undertaking remedial action with respect to all non-compliant systems and items. Remedial action includes modifying, repairing or replacing systems or items which are of high safety or business criticality, or a "work around" strategy for less critical systems. This phase also includes testing remediated systems to ensure compliance. The Company expects to complete the majority of this work by the middle of this year before the potentially problematic dates mentioned above. However, the Company's two Australian-flagged product tankers must be drydocked to have the remedial work done. The second vessel may not be completed until mid November 1999.

5. The final phase consists of preparing contingency plans, vessel placement strategies and business continuity plans. These plans will be developed and refined in consultation with our key business partners. It is expected this planning process will continue for the balance of this year.

Although the Company expects to be Year 2000 compliant in a timely manner, no assurance can be given that all of the Company's systems will be Year 2000 compliant or that its customers, lenders, suppliers or the other organizations with which it conducts business will become fully Year 2000 compliant in a timely manner. If the Company does not achieve full compliance in a timely manner or complete its Year 2000 project within its current cost estimates,or if one or more of its key customers, lenders, suppliers or other organizations with which it does business fails to become fully Year 2000 compliant, the Company's business, financial condition and results of operations could be adversely affected. There are also risks inherent in the Company's operations arising from the potential failure of systems and equipment aboard other vessels sharing navigable waters with the Company's vessels as well as problems which could arise from the malfunction or failure of port and shore-based infrastructure systems.

The Company estimates that it will cost $2.0 million to achieve Year 2000 compliance. The majority of these costs will either be recovered directly from customers of the Company pursuant to contractual arrangements currently in place or represent ongoing equipment upgrades which would have been undertaken regardless of Year 2000 issues. Based on the findings of the Year 2000 Task Force to date, the Company does not expect Year 2000 compliance costs to have a material adverse effect on the Company.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended December 31, 1998 contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to future events and financial performance, in particular the statements regarding Aframax TCE rates in the near-term; supply and demand for oil; future capital expenditures, including expenditures for newbuilding vessels; the Company's growth strategy and expansion; and Year 2000 compliance. The following factors are among those that could cause actual results to differ materially from the forward-looking statements and that should be considered in evaluating any such statement: changes in production of or demand for oil and petroleum products, either generally or in particular regions including Asia; the cyclical nature of the tanker industry and its dependence on oil markets; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; the supply of tankers available to meet the demand for transportation of petroleum products; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in demand for modern, high quality vessels; the Company's dependence on spot oil voyages; the Company's potential inability to achieve and manage growth; the potential inability of the Company to generate internal cash flow and obtain additional debt or equity financing to fund capital expenditures and progress payments on newbuildings; the Company's potential inability to identify embedded processors in a timely manner or to achieve Year 2000 compliance within current cost estimates; the failure of the Company's key business partners to achieve Year 2000 compliance and the subsequent impact on the Company's
operating  results;  and  other  risks  detailed from   time   to  time  in  the
Company's periodic reports filed with the U.S. Securities and Exchange Commission. The Company may issue additional written or oral forward-looking statements from time to time which are qualified in their entirety by the cautionary statements contained in this paragraph and in other reports hereafter filed by the Company with the U.S. Securities and Exchange Commission.

                                   TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                                 DECEMBER 31, 1998

                                            PART II - OTHER INFORMATION


Item 1 - Legal Proceedings

         None

Item 2 - Changes in Securities

         None

Item 3 - Defaults Upon Senior Securities

         None

Item 4 - Submission of Matters to a Vote of Security Holders

         None

Item 5 - Other Information

         None

Item 6 - Exhibits and Reports on Form 6-K

         a.        Exhibits
                  27.1 Financial Data Schedule

         b.        Reports on Form 6-K
                  None

THIS  REPORT  ON  FORM  6-K  IS  HEREBY   INCORPORATED  BY  REFERENCE  INTO  THE
REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

                                                    SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TEEKAY SHIPPING CORPORATION




Date:    February 16, 1999                   By:            /s/ Peter S. Antturi
                                                            --------------------
                                                                Peter S. Antturi
                                                         Chief Financial Officer